20013127

SEC
Mail Processing
Section

JUN 1 0 2020

Washington DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68991

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 03/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oldfield Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Penn Plaza, Suite 810

(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hisham Sobhy (212) - 481-7284

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernstein & Pinchuk LLP

(Name – *if individual, state last, first, middle name*)

7 Penn Plaza	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hisham Sobhy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oldfield Capital Group LLC, as of March 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARY SEAL
BRENDA A. BUTZ, Notary Public
Stroudsburg Borough, Monroe County
My Commission Expires February 21, 2021

Hisham Sobhy
Signature

CEO
Title

Brenda A. Butz
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLDFIELD CAPITAL GROUP, LLC

FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 31, 2020

OLDFIELD CAPITAL GROUP, LLC
FINANCIAL STATEMENTS
MARCH 31, 2020

TABLE OF CONTENTS

B&P

Bernstein & Pinchuk
ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of **Oldfield Capital Group LLC**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oldfield Capital Group LLC as of March 31, 2020, the related statements of operations, changes in members' equity, and cash flows for the 15 months period then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Oldfield Capital Group LLC as of March 31, 2020, and the results of its operations and its cash flows for the 15 months period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Oldfield Capital Group LLC's management. Our responsibility is to express an opinion on Oldfield Capital Group LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Oldfield Capital Group LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in page 11 has been subjected to audit procedures performed in conjunction with the audit of Oldfield Capital Group LLC's

B&P

Bernstein & Pinchuk
ACCOUNTANTS AND CONSULTANTS

financial statements. The supplemental information is the responsibility of Oldfield Capital Group LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in page 11 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bernstein & Pinchuk LLP

We have served as Oldfield Capital Group's auditor since 2011.

New York, New York

June 5, 2020

OLDFIELD CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2020

ASSETS		
Cash and cash equivalents	$	32,810
Accounts Receivable		2,164
Prepaid expenses		4,969
Total assets	$	39,943
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	1,426
Total liabilities		1,426
Commitments and Contingencies (Note 4)		
Member's Equity		
Member's equity		38,517
Total liabilities and member's equity	$	39,943

See accompanying notes to Financial Statements

OLDFIELD CAPITAL GROUP, LLC

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 31, 2020

Income:		
Fee Income	$	22,552
Expenses:		
Professional fees		20,450
Regulatory fees		6,481
Rent		7,500
Other		14,798
Total expenses		49,229
Net Loss:	$	(26,677)

See accompanying notes to Financial Statements

OLDFIELD CAPITAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 31, 2020

Member's equity, beginning of the period	$	65,194
Net loss		(26,677)
Member's equity, end of the period	$	38,517

See accompanying notes to Financial Statements

OLDFIELD CAPITAL GROUP, LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 1, 2019 THROUGH MARCH 31, 2020

Cash flows from operating activities:		
Net loss	$	(26,677)
Adjustments to reconcile net income to		
Cash used in operating activities:		
Changes in assets:		
Decrease in accounts receivable		17,836
Increase in other assets		(1,769)
Changes in liabilities:		
Increase in accounts payable and accrued expenses		1,334
Net cash used in operating activities		(9,276)
Decrease in cash		(9,276)
Cash and cash equivalents - beginning of the period		42,086
Cash and cash equivalents - end of the period	$	32,810

See accompanying notes to Financial Statements

Note 1 - Nature of Business

Oldfield Capital Group, LLC (the "Company") was organized on June 30, 2012 as a New Jersey limited liability company for the purpose of providing investment advisory services, including private placement of securities, financial valuation and modeling, financial structuring and strategic consulting.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority. ("FINRA") and the Securities Investor Protection Corp. ("SIPC").

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States.

Use of Estimates in the Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements sand the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

Income Taxes

The Company is a limited liability company that is sole owned and taxed as a sole proprietorship. The taxable income or loss of the Company is reported on the sole member's individual income tax return. Accordingly, no provisions for federal or state income taxes has been reflected in the accompanying financial statements. The Company is subject to New York City unincorporated business tax. As of March 31, 2020 the Company did not have any tax liability.

The Company accounts for uncertainties in income taxes under the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) ("Topic") 74010-05, "Accounting for Uncertainty in Income Taxes." The Topic clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Topic prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The Topic provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At March 31, 2020, the Company had no material unrecognized tax benefits.

Note 2 - Summary of Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment were previously stated at cost less accumulated depreciation. Depreciation was computed using straight-line and accelerated methods over estimated useful lives of five years. The company's assets are fully depreciated.

Depreciation for the 15 month period ended March 31, 2020 was $0.

Revenue and Expense Recognition

Effective December 15, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). ASC Topic 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant Judgment

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with subscribing Broker Dealer and are reversed when the cash is received. The receivable balances as of March 31, 2020 were $0.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are reversed when either it becomes a receivable or the cash is received. Contract assets are reported in the statement of financial condition. As of March 31, 2020, contract asset balances were $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are reversed when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of March 31, 2020, there were no contract liabilities.

Note 3 - Concentrations

Cash

Financial instruments that subject the Company to credit risk consist principally of cash. As of March 31, 2020, the Company maintains a checking account in a financial institution. The account is insured by the Federal Deposit Insurance Corporation. ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limit.

Revenue

During the 15 month period ended March 31, 2020, 100% of the revenue was from two customers. The Company recognizes revenues when persuasive evidence of an arrangement exists, the service has been provided, the price is determinable and collectability is reasonably assured.

Note 4 - Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606) ("ASC No. 2014-09"). This amendment creates the new ASC 606, and supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. Subsequently, the FASB has issued further ASUs (collectively, the "ASUs") for purposes of amending or clarifying that guidance. The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. They also provide guidance on when revenues and expense should be presented on a gross or net basis and establishes a cohesive set of disclosure requirements requiring information on the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The ASU 2014-09 is effective for annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is assessing the impact of the new ASUs on its financial statements.

Note 5 - Commitments and Contingencies

The Company entered into a new lease agreement for thirty six months commencing on January 1, 2018 and terminating on December 31, 2020. For the period January 1, 2019 through March 31, 2020 the rent expense was $7,500.

Future contractual minimum lease payments to be paid by the Company for the 12 months ending March 31, 2020, under these leases with noncancellable lease terms in excess of one year are as follows:

12 Months Ending March 31,	
2020	4,500
Thereafter	-
Total	$ 4,500

Note 6 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2020, the Company had Net Capital of $31,384 which was $26,384 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 5%

Note 7 - Subsequent Events

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States and the World. The Company is monitoring the outbreak of COVID-19 and the related business and travel restrictions and changes to behavior intended to reduce its spread, in addition to the impact on its employees. Due to the rapid development and fluidity of this situation, the magnitude and duration of the pandemic and its impact on the Company's operations and liquidity is uncertain as of the date of this report. While there could ultimately be a material impact on operations and liquidity of the Company, at the time of issuance, the impact could not be determined.

The Company has evaluated events and transactions that occurred between April 1, 2020 and June 5, 2020, which is the date the financial statements were available to be issued. No events were noted which would require disclosure and recognition in the footnotes to the financial statements.

OLDFIELD CAPITAL GROUP, LLC

COMPUTATION OF NET CAPITAL

MARCH 31, 2020

Credit Factors			
Member's capital			$ 38,517
Total credit factors			38,517
Debit Factors			
Other assets			7,133
Total debit factors			7,133
Net Capital			31,384
Less minimum net capital requirements			
Greater of 6 2/3% of aggregate indebtedness or $5,000			5,000
Remainder: Capital in excess of all requirements			$ 26,384
Capital ratio (maximum allowance 1500%)			
(*)Aggregate indebtedness	1,426		
Divided by: Net capital	31,384	=	4.54%
(*)Aggregate indebtedness:			
Accounts payable and accrued expenses			$ 1,426
			$ 1,426

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA FOCUS Report as of March 31, 2020.

B&P

Bernstein & Pinchuk
ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of **Oldfield Capital Group LLC**

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Oldfield Capital Group LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Oldfield Capital Group LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (exemption provisions of paragraph (k) (2) (I)) (the "exemption provisions") and (2) Oldfield Capital Group LLC stated that Oldfield Capital Group LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Oldfield Capital Group LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Oldfield Capital Group LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (exemption provisions of paragraph (k) (2) (I)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bernstein & Pinchuk LLP

New York, New York
June 5, 2020

Bernstein & Pinchuk LLP
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Members of the AICPA and NYSSCPA's / PCAOB Registered

Oldfield Capital Group LLC
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Oldfield Capital Group LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [(2)(i)]

   a. The provisions of this rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Oldfield Capital Group LLC"

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the most recent fiscal year without exception.

I, Hisham Sobhy, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Hisham Sobhy

Title: CEO